SCAILEX CORPORATION LTD.

NOTICE OF 2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2006

Tel Aviv, Israel
November 23, 2006

To the Shareholders of Scailex Corporation Ltd. (“we”, “Scailex” or the “Company”):

        NOTICE IS HEREBY GIVEN that the 2006 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Scailex will be held at the offices of Israel Petrochemicals Enterprises Ltd., Amot Mishpat House, 4th Floor, 8 Shaul Hamelech Boulevard, Tel Aviv, Israel, on Sunday, December 31, 2006 at 2:00 p.m. (Israel time).

        The agenda of the meeting will be as follows:

(1) to elect an outside director;

(2) to elect seven other directors to our board of directors;

(3) to approve amendments to Articles 25, 66 and 69 of our Articles of Association, relating to appointment of auditors and delivery of notices, as specified in the Proxy Statement;

    (4)        to approve the appointment of Brightman, Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ending December 31, 2007 and to approve the extension of the appointment of Kesselman & Kesselman as the Company’s independent auditors for the fiscal year ending December 31, 2006, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

(5) to discuss the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2005.

        Shareholders of record at the close of business on November 28, 2006 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        Alternatively, shareholders may elect to vote their shares by a Hebrew–language written ballot the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors, ERAN SCHWARTZ Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

SCAILEX CORPORATION LTD.
(Israel Company Number: 52-003180-8)
3 Azrieli Center, Triangular Tower, 43rd Floor
67023 Tel Aviv, Israel
Telephone: +972 3 607 5855

PROXY STATEMENT

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2006 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The meeting will be held on Sunday, December 31, 2006 at 2:00 p.m. (Israel time) at the offices of Israel Petrochemicals Enterprises Ltd., Amot Mishpat House, 4th Floor, 8 Shaul Hamelech Boulevard, Tel Aviv, Israel.

Purpose of the 2006 Annual General Meeting

        It is proposed that at the meeting resolutions be adopted: (1) to elect an outside director; (2) to elect seven other directors to our board of directors; (3) to approve amendments to Articles 25, 66 and 69 of our Articles of Association, relating to appointment of auditors and delivery of notices, as specified in the Proxy Statement; and (4) to approve the appointment of Brightman, Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ending December 31, 2007 and to approve the extension of the appointment of Kesselman & Kesselman as the Company’s independent auditors for the fiscal year ending December 31, 2006, and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

        In addition, the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2005 will be discussed at the meeting.

Voting and Proxies

        We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on November 28, 2006 are entitled to vote at the Annual General Meeting.

        Shareholders may elect to vote their shares once, either by attending the meeting in person, by a duly executed proxy as detailed below, or by a duly executed Hebrew-language written ballot, the form of which (together with the relevant instructions) may be obtained on the website of the Israeli Securities Authority at: http://www.magna.isa.gov.il, on the website of The Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, or directly from Scailex. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time prior to the commencement of the meeting by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by attending and voting in person at the meeting. Ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of all the matters to be presented to the meeting, as described above.

        Proxies for use at the meeting are being solicited by our board of directors and are being mailed to shareholders on or about November 30, 2006. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

        We had outstanding on November 22, 2006, 38,066,363* Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998. ordinary shares. Each ordinary share is entitled to one vote upon each of the matters to be presented at the meeting. The holders of 33 1/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. On all matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the meeting, a quorum is not present, the meeting shall stand adjourned to Sunday, January 7, 2007, at the same time and place.

PROPOSALS FOR THE 2006 ANNUAL GENERAL MEETING

ITEM 1 – ELECTION OF AN OUTSIDE DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public are required by Israel’s Companies Law, 5759 – 1999 (the “Companies Law”) to appoint at least two “outside directors”. An outside director must be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Other directors are elected annually. All outside directors must be members of the audit committee and all other committees to which the board of directors has delegated powers must have at least one outside director.

        Pursuant to the recommendation of the nominating committee of our board of directors, our board of directors has resolved that shareholders be asked at the meeting to elect Mr. Dror Barzilai as an outside director for a term of three years. The term of office of Mr. Gerald Dogon, who was elected as one of our outside directors on December 31, 2003, expires on December 31, 2006, and he will not be standing for a second term. Mr. Yoav Biran, who was elected as the other outside director of Scailex on December 29, 2005, continues to serve the Company as an outside director.

        Set forth below are certain details regarding Mr. Barzilai, based upon information provided by him. Such details accompany the Hebrew–language written ballot pursuant to regulations under the Companies Law and Israel’s Securities Law 5728-1969 (the “Securities Law”).

Israel I.D. Number: 51955995; Date of Birth: August 28, 1953; Nationality: Israeli; Address: 23 Carmeli Street, Ramat Gan, Israel.

        Mr. Barzilai has served during the last eight years as Chief Executive Officer of Nestle Ice Creams (Israel), a subsidiary of the Osem Group. In addition, Mr. Barzilai serves as an outside director in Clal Credit Insurance Ltd., as the Chairman of its audit committee, and as the Vice Chairman of Soy Magic (UK). The board of directors has determined that Mr. Barzilai meets the requirements of having “accounting and financial expertise” pursuant to the Companies Law. He is not an employee of the Company or any of its subsidiaries or affiliated companies or of any principal shareholder or other “interested party” (as such term is defined by the Securities Law), nor is he related to any such person (which includes other directors of the Company). Mr. Barzilai is a Certified Public Accountant (Israel) and holds a bachelors degree in accounting and economics from Tel Aviv University, Israel; and has graduated from the Advanced Management Program in Harvard Business School, the United States.

        Proposal 1

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that Dror Barzilai be elected as an outside director of Scailex for a term of three years.”

* Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998.

        Approval of the above resolution will require the affirmative vote of a majority of the ordinary shares present at the meeting, in person or by proxy or written ballot, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders as defined in the Companies Law (“Controlling Shareholders”), or (ii) the total number of shares voted against the resolution by shareholders who are not Controlling Shareholders does not exceed one percent of our outstanding shares. For purposes of this resolution, the 18,800,255 shares held by Petrochemical Holdings Ltd. are deemed to be held by Controlling Shareholders.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 – ELECTION OF SEVEN DIRECTORS

        We currently have a board of nine directors, including two outside directors (see Item 1 above). Those directors who are not outside directors are elected annually.

        Pursuant to the recommendations of the nominating committee of our board of directors our board of directors has resolved to present seven nominees for election as directors (other than outside directors) at the Annual General Meeting, all such nominees being current members of our board of directors. Each elected nominee will hold office until the next annual general meeting, unless his or her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        Set forth below are certain details regarding each of the said seven nominees, based upon information provided by them and to the best of the Company’s knowledge. Such details accompany the Hebrew-language written ballot pursuant to regulations under the Companies Law and the Securities Law.

Name	Israel I.D. Number	Date of Birth	Address (all in Israel)	Membership of Committees of the Board

Eran Schwartz	059224121	July 9, 1965	12 Ramot Yam St.	financial investments
			Herzlia Petuach	committee

Irit Ben-Ami	056794852	April 15, 1961	39 Tzipman St.	audit committee
			Ra'anana

Arie Zief	009792482	March 30, 1946	22 Hertzfeld St.	nominating committee;
			Hertzlia Petuach	remuneration committee

Shalom Singer	00660894	August 19, 1946	76 Eshkol Levi St.	financial investments
			Tel Aviv	committee;
				audit committee;
				nominating committee;
				remuneration committee

Arie Silverberg	42508754	November 21, 1947	56 Keren Hayasod St.	financial investments
			Herzlia	committee

Modi Peled	56092711	October 21, 1959	47 Hanesher St.	audit committee
			Ra'anana

Dr. Arie Ovadia	78284338	December 25, 1948	11 Hashomer St.	financial investments
			Ra'anana	committee

Notes:

(1)	The nationality of all of the above directors is Israeli.

(2)	All of the above directors were first appointed to the Company’s board of directors on July 18, 2006.

(3)	Apart from Mr. Eran Schwartz (see below), none of the above directors is an employee of the Company or any of its subsidiaries or affiliated companies or of any principal shareholder or other “interested party” (as such term is defined by Israel’s Securities Law).

(4)	None of the above directors is related to any “interested party” (which term includes other directors of the Company and members of our senior management).

        Set forth below are details of the above directors’ business activities during the last five years, current directorship and academic and professional qualifications:

        Eran Schwartz serves as Chief Executive Officer of Israel Petrochemical Enterprises Ltd. (“IPE”), the parent company of the Company’s largest shareholder, and of I.D. Federman Holdings Ltd., a major shareholder of one of IPE’s principal shareholders, and has held such positions for in excess of the last five years. He is Vice Chairman of the board of directors of Mogdal Ltd. and director of its subsidiaries. Mr. Schwartz also serves as the Chairman of Scailex Vision (Tel Aviv) Ltd. and director of IPE, Camera Corp Ltd., Wet Water Ltd., Secure Pharmaceuticals Ltd. and Globcom Investments Ltd. Mr. Schwartz holds a bachelors degree in economics and business management and a masters degree in business administration from Tel Aviv University, Israel.

        Irit Ben-Ami served, during the last five years, as Chief Financial Officer of some of the business units of “General Health Services” in Israel until 2003. She is a director of Eldan-Tech Ltd. and AdvanTech Ltd. Ms. Ben-Ami is a Certified Public Accountant (Israel) and holds a bachelors degree in economics and accounting from Haifa University, Israel; an M.H.A. from Ben Gurion University, Beersheba, Israel; and a law degree from the Sha’arei Mishpat College of Law, Israel.

        Arie Zief has, during the last five years, served as Chief Executive Officer of Dubek Ltd. a tobacco company and Chairman of Modgal Ltd. He was Director-General, Israeli Customs & Excise and VAT, and Chairman of United Mizrachi Bank Investments. Mr. Zief is a director of Carmel Elefins Ltd., IPE, Ardalia Ltd. and Scailex Vision (Tel Aviv) Ltd. and is a member of the advisory committee to the Bank of Israel. He holds a bachelors degree in economics from the Hebrew University of Jerusalem, Israel.

        Shalom Singer has, during the last five years, served as Special Manager of Keren Hagimlaot Hamerkazit, an Israeli pension fund, Executive Vice President of Elbit Medical Imaging Ltd. and Chairman of the Investment Committee of the Profit Participating Policies of Clal Insurance Company Ltd. He is a director of Singer Barnea and Co. Ltd., IPE, Scope Metal Trading and Technical Services Ltd., Robert Marcus Loss Adjusters Ltd. and Scailex Vision (Tel Aviv) Ltd. He holds a bachelors degree in accounting from Haifa University, Israel.

Arie Silverberg has, during the last five years, acted as an advisor to Glencore International AG and Chief Executive Officer of Energy Infrastructure Acquisition Company Ltd. He is a director of Granite Hacarmel Ltd. and many of its subsidiaries, Sonol Ltd., Sonol Israel Ltd., Supergas – Israeli Company for the Distribution of Gas Ltd., Organim Beyarok Ltd., Tambour Ecology Ltd. and Boroglan Ltd. He holds a bachelors degree and a masters degree in chemical engineering from the Technion – Israel Institute of Technology in Haifa, Israel.

        Modi Peled has, during the last five years, served as Chief Executive Officer of Pelgo Ltd., of which he is a director, and as Chief Executive Officer of Migdal Private Equity Ltd. He is a member of the Investment Advisory Committee of Kagam Pension Fund. Mr. Peled holds a bachelors degree in economics and business management and a masters degree in business administration from Tel Aviv University, Israel.

        Dr. Arie Ovadia has, during the last five years, served as Chairman of The Phoenix Holdings Ltd., acted an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of Straus Elite Ltd., Real Estate Participations In Israel Ltd., Orda Print Industries Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd. and Destiny Investments Ltd. He holds a PhD in economics from University of Pennsylvania, Wharton School.

        The shares of Scailex do not have cumulative voting rights for the election of directors, which means that (subject to certain special requirements regarding voting for the election of an outside director – see Item 1 above) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

        Proposal 2

        It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the nominees named in Item 2 of the Proxy Statement for Scailex’s 2006 Annual General Meeting be, and he or she hereby is, elected as a director of Scailex to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of Scailex or applicable law.”

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a majority of the ordinary shares present at the meeting, in person or by proxy or written ballot, and voting thereon, is required to elect each of the said nominees as a director.

        The board of directors recommends a vote FOR the election of all the said nominees.

ITEM 3 – AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

        Our board of directors has approved, subject to the approval of our shareholders, the amendments to our Articles of Association (the “Articles”) set forth in Part I of Appendix A hereto. The following is an overview of such proposed amendments:

—	The amendments to Articles 25 and 69 are intended to take into account new regulations promulgated under the Companies Law concerning notice of general meetings and to simplify the Company’s compliance with them; and

—	The amendment to Article 66 is intended to allow the term of the Company’s auditors to extend beyond the next annual meeting of shareholders, if the shareholders so approve.

        The full text of Articles 26, 66 and 69, marked to show the extent of the proposed amendments, is set forth in Part II of Appendix A hereto.

        Proposal 3

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the Articles of Association of the Company be amended as set forth in Part I of Appendix A to the Notice and Proxy Statement dated November 23, 2006; and that the Company may restate the Articles of Association of the Company in accordance with such amendment.”

        Approval of the above resolution will require the affirmative vote of not less than 75% of the ordinary shares present at the meeting, in person or by proxy or written ballot, and voting on the resolution.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR
REMUNERATION

Our audit committee and our board of directors have resolved to recommend to the shareholders that Brightman, Almagor & Co., Certified Public Accountants (Israel) and a member of Deloitte Touche Tohmatsu, be appointed as Scailex’s new independent auditors for the 2007 fiscal year.

        Brightman, Almagor & Co. has no relationship with Scailex, and our audit committee and board of directors believe them to be fully independent of the Company.

Subject to shareholders approval, Brightman, Almagor & Co. will replace Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited), Certified Public Accountants (Israel), who have served for many years as our independent auditors. At the meeting, the shareholders will be asked to authorize Kesselman & Kesselman to continue to serve as Scailex’s independent auditors for the full 2006 fiscal year. Pursuant to the Companies Law, the position of the audit committee and the board of directors with regard to the non-renewal of the services of Kesselman & Kesselman will be presented to the meeting.

        Proposal 4

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the appointment of Brightman, Almagor & Co. as independent auditors of the Company for the 2007 fiscal year and the extension of the appointment of Kesselman &Kesselman as independent auditors of the Company for the 2006 fiscal year be, and it hereby is, approved and that the board of directors be, and it hereby is, authorized to delegate to the audit committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

        Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy or written ballot, and voting on the resolution.

The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        At the Annual General Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2005, will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F (filed with the Securities and Exchange Commission on June 28, 2006), may be viewed on our website – www.scailex.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov or the website of the Israel Securities Authority at www.magna.isa.gov.il. None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material. Any holder of voting rights in the Company may receive a copy of the said reports and financial statements of Company, without charge, upon written request to the Company (attention: Mr. Shachar Rachim, Chief Financial Officer).

        This item will not involve a vote of the shareholders.

By order of the Board of Directors, ERAN SCHWARTZ Chairman of the Board of Directors YAHEL SHACHAR Chief Executive Officer

Dated: November 23, 2006

APPENDIX A
to Notice and Proxy Statement of Scailex Corporation Ltd. dated November 23, 2006

Part I

AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION (2006 Annual General Meeting to be held on December 31, 2006)

1.	THAT in Article 25, the following sentence be added at the end of paragraph (a):

“Notices may be given to the registered shareholders of the Company in the manner permitted under Article 69 hereof.”

2.	THAT in Article 66, the following sentence be inserted following the first sentence:

“Notwithstanding anything to the contrary herein, the term of the auditors may be extended beyond the next annual meeting, if so specified in the Shareholder Resolution that authorized the appointment of the auditors.”

3.	THAT in Article 69, the following text be inserted following paragraph (h):

    “(i)        Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in two daily newspapers in the State of Israel shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.

Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in one daily newspaper in the United States or in one international wire service shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.”

APPENDIX A

Part II

TEXT OF ARTICLES 25, 66 AND 69 OF THE COMPANY’S ARTICLES OF ASSOCIATION (Changes shown – proposed new text is underlined.)

25. Notice of General Meetings; Omission to Give Notice

    (a)        Not less than seven (7) days’ prior notice shall be given of every General Meeting, provided, however, that a Special Resolution shall not be passed unless at least twenty-one (21) days’ prior notice shall have been given of the meeting at which it is proposed to pass the same. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything herein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given. Notices may be given to the registered shareholders of the Company in the manner permitted under Article 69 hereof.

(b) The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

66. Auditors

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law. Notwithstanding anything to the contrary herein, the term of the auditors may be extended beyond the next annual meeting, if so specified in the Shareholder Resolution that authorized the appointment of the auditors. The Board of Directors shall have the authority to fix, in its discretion, the remuneration of the auditor(s) for their auditing services and may delegate such authority to the Audit Committee of the Company.

69. Notices

    (a)        Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Register of Members or such other address as the member may have designated in writing for the receipt of notices and other documents. Such designation may include a broker or other nominee holding shares at the instruction of the shareholder. Proof that an envelope containing a notice was properly addressed, stamped and mailed shall be conclusive evidence that notice was given. A declaration of an authorized person on behalf of the stock transfer agent of the Company or other distribution agent stating that a notice was mailed to a shareholder will suffice as proof of notice for purposes of this Article.

    (b)        Any written notice or other document may be served by any member upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if mailed from outside Israel) to the Company at its Registered Address.

    (c)        Any notice of General Meeting shall be deemed to be properly served by the Company on the date of mailing (when initially sent by mail) or on the date of transmission (when initially sent via facsimile (telecopier), cablegram, email or other electronic means and confirmed by mail), irrespective of the date upon which it was actually received, provided mailing, transmission (by any of the aforesaid means) or tendering in person to such member commenced or took place at least twenty one (21) days prior to the date upon which the said General Meeting is to be held.

    (d)        Subject to paragraph (c) above, any notice or other document referred to in paragraph (a) or (b) of this Article shall be deemed to have been served forty-eight (48) hours (or twenty-four (24) hours provided both days are regular business days) after it has been mailed (five (5) days if sent internationally), or when actually received by the addressee if sooner than forty-eight hours, twenty-four hours or five days, as the case may be, after it has been mailed, or when actually tendered in person, to such member (or to the Secretary or the General Manager), provided, however, that notice may be sent by facsimile (telecopier), cablegram, email or other electronic means and confirmed by mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such facsimile (telecopier), cablegram, email or other electronic means has been sent or when actually received by such member (or by the Company), whichever is the earlier.

    (e)        If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 69.

    (f)        All notices to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Members, and any notice so given shall be sufficient notice to the holders of such share.

    (g)        Any member whose address is not described in the Register of Members, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(h) The mailing date, actual transmission or delivery date or publication date and the date of the meeting shall be counted as part of the days comprising any notice period.

    (i)        Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in two daily newspapers in the State of Israel shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Register of Members (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel.

Notwithstanding anything to the contrary herein: notice by the Company of a General Meeting which is published in one daily newspaper in the United States or in one international wire service shall be deemed to have been duly given on the date of such publication to any member whose address as registered in the Registrar of Members (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.